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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TOM Online Inc.
(Name of Issuer)
Ordinary Shares, par value HK $0.01 per share
(Title of Class of Securities)
889728200
(CUSIP Number)
Mak Soek Fun, Angela
c/o TOM Group Limited
48th Floor, The Center
99 Queen’s Road Central
Hong Kong, China
with a copy to:
Thomas B. Shropshire, Jr.
Linklaters
One Silk Street
London EC2Y 8HQ
United Kingdom
Tel: +44 20 7456 2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 11, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 4.	Purpose of Transaction.
The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:
On April 11, 2007, TOM Group and TOM Online released a joint announcement (the “Second Joint Announcement”) containing further details of the option offer (the “Option Proposal”) described earlier in the Joint Announcement released on March 9, 2007. This item is qualified in its entirety by reference to the Second Joint Announcement, which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.
Item 7.	Material to be Filed as Exhibits.
The response set forth in Item 7 of the Schedule 13D is hereby amended by adding to the end of Item 7 the following:

Exhibit 99.3	Joint Announcement issued by TOM Group and TOM Online on April 11, 2007, regarding the Despatch of Major Transaction and Connected Transaction Circular of TOM Group Limited and Terms of the Option Proposal in Relation to the Proposed Conditional Possible Privatization of TOM Online Inc. by TOM Group Limited

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2007	TOM GROUP LIMITED
/s/ Angela Mak Soek Fun
	By:	Mak Soek Fun, Angela
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

99.3	Joint Announcement issued by TOM Group and TOM Online on April 11, 2007, regarding the Despatch of Major Transaction and Connected Transaction Circular of TOM Group Limited and Terms of the Option Proposal in Relation to the Proposed Conditional Possible Privatisation of TOM Online Inc. by TOM Group Limited